


RECD S.E.C.
MAY 2 2 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-15102

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 5-1-02

For the month of May, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: May 22, 2002

By: 

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Interim Financial Statements together with Report of Independent Public Accountants for the three-month period ended March 31, 2002.

2. One copy of the Company's Notice regarding a change in auditors dated May 13, 2002.

EXHIBIT 1

Embraer - Empresa Brasileira de Aeronáutica S.A.

Interim Financial Statements Together with
Report of Independent Public Accountants

March 31, 2002

Report of Independent Public Accountants

To the Management and Shareholders of

Embraer - Empresa Brasileira de Aeronáutica S.A.:

(1) We have made a special review of the quarterly information of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. (a Brazilian corporation) and subsidiaries which includes the consolidated balance sheet as of March 31, 2002, and the related statements of income and changes in shareholders' equity for the three months then ended, prepared under the responsibility of the Company's management.

(2) Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Company as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company.

(3) Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from corporate law in Brazil, and with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of such mandatory quarterly information.

(4) We had previously audited the consolidated balance sheet of December 31, 2001, presented for comparative purposes, and made a special review of the consolidated statement of income for three months ended March 31, 2001, and our reports thereon, dated March 4, 2002 and May 11, 2001, respectively, were issued without qualification.

(5) The consolidated financial statements referred to above are a translation and adaptation of those originally issued in the Portuguese language and are in conformity with accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

São Paulo, Brazil,

May 9, 2002

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

A S S E T S

	Notes	March 31, 2002 (Unaudited)	December 31, 2001
CURRENT ASSETS:			
Cash and cash equivalents		1,471.128	1,739,118
Trade accounts receivable		1,696,478	1,441,320
Allowance for doubtful accounts		(54,929)	(55,131)
Recoverable taxes		39,585	35,979
Deferred income tax	(18)	237,257	246,910
Other receivables		117,400	135,584
Inventories	(3)	2,292,572	2,371,095
Prepaid expenses		43,770	55,986
Total current assets		5,843,261	5,970,861
NONCURRENT ASSETS:			
Trade accounts receivable		73,554	117,106
Recoverable taxes		3,402	5,967
Compulsory loans, guarantee and other deposits		300,165	305,643
Other receivables		12,684	12,200
Deferred income tax	(18)	118,072	104,651
Prepaid expenses		15,493	16,558
Total noncurrent assets		523,370	562,125
PERMANENT ASSETS:			
Investments	(4)	10,324	10,109
Property, plant and equipment	(5)	744,925	718,572
Deferred charges	(6)	512,291	464,571
Total permanent assets		1,267,540	1,193,252
Total assets		7,634,171	7,726,238

The accompanying notes are an integral part of these balance sheets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	March 31, 2002 (Unaudited)	December 31, 2001
CURRENT LIABILITIES:			
Loans	(7)	849,599	1,223,081
Suppliers		632,251	615,716
Accounts payable	(8)	133,659	144,257
Customers' advances	(9)	855,885	881,760
Taxes and social charges payable	(10)	400,796	303,117
Accrued taxes on income		48,698	112,292
Dealers and sales agents		1,307	1,321
Accrued liabilities	(11)	551,872	512,025
Dividends	(12)	102,327	102,133
Interest on capital	(12)	53,600	51,475
Deferred income tax	(18)	4,665	4,743
Total current liabilities		3,634,659	3,951,920
LONG-TERM LIABILITIES:			
Loans	(7)	532,064	568,930
Accounts payable	(8)	534,874	372,081
Customers' advances	(9)	227,698	247,340
Long-term portion of refinanced taxes	(10)	48,854	49,610
Accrued liabilities	(11)	24,439	24,985
Debentures		-	-
Deferred income tax	(18)	34,737	34,853
Total long-term liabilities		1,402,666	1,297,799
DEFERRED INCOME		-	-
MINORITY INTEREST		20,270	19,652
SHAREHOLDERS' EQUITY:	(13)		
Capital		1,645,838	941,338
Capital reserves		120,982	118,723
Income reserves		692,306	1,396,806
Retained earnings		117,450	-
Total shareholders' equity		2,576,576	2,456,867
Total liabilities and shareholders' equity		7,634,171	7,726,238

The accompanying notes are an integral part of these balance sheets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reais)

(Unaudited)

	Notes	2002	2001
SALES:			
Gross sales-			
Domestic market		35,743	30,118
Foreign market		1,324,079	1,527,228
Sales deductions		(31,497)	(32,434)
NET SALES		1,328,325	1,524,912
COST OF SALES		(825,890)	(927,200)
GROSS PROFIT		502,435	597,712
OPERATING EXPENSES:			
Administrative		(64,082)	(36,870)
Selling		(113,312)	(116,103)
Other expenses, net		(45,182)	(13,028)
Equity in unconsolidated subsidiary		201	
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)		280,060	431,711
FINANCIAL INCOME (EXPENSES):			
Interest on capital		(60,080)	(34,746)
Interest expense		(50,939)	(30,351)
Interest income		58,787	76,993
Monetary and exchange variations, net		(24,738)	(160,427)
INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)		203,090	283,180
NONOPERATING INCOME (EXPENSE), NET		(365)	(5,105)
INCOME BEFORE TAX AND PROFIT SHARING		202,725	278,075
Provision for income tax		(74,055)	(91,090)
Deferred income and social contribution taxes	(18)	3,962	8,754
INCOME AFTER TAXES		132,632	195,739
PROFIT SHARING		(15,078)	(10,424)
REVERSAL OF INTEREST ON CAPITAL		60,080	34,746
MINORITY INTEREST		(1,274)	(1,338)
NET INCOME		176,360	218,723

The accompanying notes are an integral part of these statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(In thousands of Brazilian reais)

(Unaudited)

	Capital	Capital reserves	Legal reserves	Income reserves	Retained earnings	Total
BALANCE AS OF DECEMBER 31, 2001	941,338	118,723	118,060	1,278,746	-	2,456,867
Capital Increase	704,500	-	-	(704,500)	-	-
Tax incentive reserves	-	2,259	-	-	-	2,259
Net Income	-	-	-	-	176,360	176,360
Interest on capital	-	-	-	-	(58,910)	(58,910)
BALANCE AS OF MARCH 31,2002	1,645,838	120,982	118,060	574,246	117,450	2,576,576

The accompanying notes are an integral part of these statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND DECEMBER 31, 2001, INCLUDING UNAUDITED

INFORMATION AS OF AND FOR THE THREE MONTHS

ENDED MARCH 31, 2001 AND 2002

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Embraer - Empresa Brasileira de Aeronáutica S.A. (the "Company") is engaged in the design, development, production and marketing of a range of jet and turboprop aircraft for regional airline and defense use, of light reciprocating and turboprop aircraft for general aviation, corporate and agricultural uses and of aviation-related structural parts and mechanical and hydraulic systems. In addition, the Company is developing a new line of corporate jets based on one of its regional jets.

2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

a. Presentation of Financial Statements

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and additional regulations of the "Comissão de Valores Mobiliários", the Brazilian Securities Commission (the "CVM"), and are an English language adaptation of the financial statements published in Brazil, for the convenience of users outside Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform with accounting practices emanating from corporate law in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

The consolidated financial statements include the accounts of the Company and the accounts of the following subsidiaries: Embraer Aircraft Holding Inc. - EAH, Embraer Finance Ltd. - EFL, Trumpeter Inc., Indústria Aeronáutica Neiva S.A. - NEIVA, ELEB - Embraer Liebherr Equipamentos do Brasil S.A., Embraer Aviation Europe SAS - EAE, Embraer Europe SARL - EES, Embraer Australia PTY Ltd. - EAL, Embraer Credit Ltd. - ECL and Embraer Representation LLC - ERL. As from January 1, 2002, the companies Embraer Aircraft Corporation - EAC and Embraer Service Inc. - ESI became subsidiaries of Embraer Aircraft Holding Inc. - EAH.

The reconciliation between the amounts reported by the Company in its individual financial statements, not presented herein, and the consolidated amounts is as follows:

	Net income for the three months ended March 31,		Shareholders' equity	
	2002	2001	March 31, 2002	December 31, 2001
Company	172,433	224,669	2,657,115	2,541,333
Unrealized profit (*)	3,927	(5,946)	(80,539)	(84,466)
Consolidated	176,360	218,723	2,576,576	2,456,867

(*) Unrealized profit arises from sales by the Company to its subsidiaries, and also among the subsidiaries, of spare parts, aircraft and marketing rights, eliminated in consolidation.

3. INVENTORIES

	March 31, 2002	December 31, 2001
Finished goods	177,719	158,957
Work-in-process	826,001	820,371
Raw materials	1,033,194	1,090,104
Used aircraft for resale	5,698	5,991
Supplies	2,387	2,669
Inventory in transit	154,073	212,562
Advances to suppliers	93,500	80,441
	2,292,572	2,371,095

Inventories, when applicable, are reduced to their replacement cost (raw materials) and net realizable value (work-in-process and finished goods), as follows:

(a) Allowance for Reduction to Market Value--Inventories of work-in-process and finished products were reduced to net realizable value after deduction for costs, taxes and selling expenses. Inventories of raw materials were reduced to market value based on the average cost compared with the average cost of replacement.

(b) Allowance for Obsolescence--For items without usage for more than two years, provisions were made for possible losses on excess and obsolete supplies and work-in-process inventories, based on management's estimate of net realizable values.

4. INVESTMENTS

a. Balances

	March 31, 2002	December 31, 2001
Affiliated company:		
Express prop Inc. (*)	10,324	10,109
	---------	---------
	10,324	10,109
	=====	=====

(*) Embraer owns 25% of the capital stock of this company.

b. Relevant Information on Consolidated Subsidiaries

	2002			2001	
	Ownership (%)	Shareholders' equity	Net income (loss)	Shareholders' equity	Net income (loss)
Embraer Aircraft Holding Inc.	100.00	164,438	779	-	-
Embraer Aircraft Corporation - EAC	-	-	-	101,290	10,804
Embraer Finance Ltd. - EFL	100.00	11,164	(10,675)	21,810	8,013
Embraer Service Inc. - ESI	-	-	-	17,410	790
Trumpeter Inc.	100.00	9,903	199	9,691	-
Indústria Aeronáutica Neiva S.A. - NEIVA	100.00	12,653	1,142	11,510	(193)
ELEB - Embraer Liebherr Equipamentos do Brasil S.A.	60.00	47,237	3,185	44,525	1,871
Embraer Aviation Europe SAS - EAE	100.00	22,646	(1,465)	25,861	-
Embraer Europe SARL - EES	100.00	706	161	555	95
Embraer Australia PTY Ltd. - EAL	100.00	2,926	(1,683)	4,409	123
Embraer Credit Ltd. - ECL	100.00	(5,730)	(645)	(5,078)	(763)
Embraer Aviation International - EAI	-	-	-	(905)	(905)

As from January 1, 2002, the subsidiaries in the United States, including Embraer Services Inc., Embraer Aircraft Customer Services Inc. (formerly named Embraer Aircraft Corporation), Embraer Aircraft Marketing Corporation, Embraer Aircraft Maintenance Services Inc. and Aerochain LLC, have been transferred to a new holding company, Embraer Aircraft Holding Inc. - EAH, which has been incorporated as wholly-owned of the Company. In addition to these companies, a new subsidiary of Embraer was created in the United States of America, Embraer Representation LLC, however this company has not yet start operating.

By the end of 2001, Embraer signed a contract with Reliance Aerotech Inc. for the acquisition of operating assets of Celsius Aerotech Inc., located in Nashville, in the State of Tennessee (USA). These negotiations were concluded in March 2001 and the assets acquired have been incorporated by Embraer Aircraft Maintenance Services Inc. This unit has the objective of providing maintenance services for aircraft and components.

5. PROPERTY, PLANT AND EQUIPMENT

		2002			2001
	Annual depreciation rate (%)	Restated and revalued cost	Accumulated depreciation	Net	Net
Land	-	17,063	-	17,063	17,063
Buildings and land improvements	2.08 to 10.00	351,513	(115,171)	236,342	224,900
Installations	3.23 to 10.00	183,191	(122,236)	60,955	54,971
Machinery and equipment	5.88 to 20.00	307,217	(190,387)	116,830	110,081
Furniture and fixtures	10.00 to 20.00	28,972	(15,542)	13,430	13,100
Vehicles	9.09 to 20.00	9,111	(5,422)	3,689	3,786
Aircraft	9.6 to 20.40	146,749	(49,965)	96,784	95,641
Computers and peripherals	20.00	81,861	(44,594)	37,267	37,032
Software	20.00	69,120	(19,598)	49,522	51,074
Other	20.00	17,783	(1,140)	16,643	23,169
Advanced to suppliers	-	2,770	-	2,770	12,403
Construction in progress	-	93,630	-	93,630	75,352
		1,308,980	(564,055)	744,925	718,572

On December 30, 1988 and April 30, 1991, the Company recorded revaluations of its operating assets. The remaining balance of these revaluations at March 31, 2002 and December 31, 2001 amounted to R$117,868 and R$119,928, respectively. The corresponding revaluation reserves were used to increase capital and, except for the portion related to real estate, were included in the computation of taxable income for income tax purposes. The depreciation rates of the revalued assets were determined based on the revised estimated useful lives of these assets, in accordance with the appraisal reports.

6. DEFERRED CHARGES

	2002			2001
	Cost	Accumulated amortization	Net	Net
ERJ 135/140/145 (*)	569,968	(382,547)	187,421	185,081
EMBRAER 170/190	294,747	-	294,747	275,333
Other	34,799	(4,676)	30,123	4,157
	899,514	(387,223)	512,291	464,571

(*) Includes research and development costs for the Legacy, the Company's line of corporate jets.

Deferred charges include the compensation of engineers assigned to the development of each new aircraft, support services, certain production overhead, tooling, and direct labor and materials to construct a prototype of the aircraft or relevant components. Also included are the costs of testing the prototype and subsequent design changes.

The amortization of deferred charges is computed based on the estimated number of aircraft to be produced, for each project, starting when benefits begin to be generated, and is allocated to production costs.

For suspended projects, or those for which full realization is considered unlikely, the deferred charges are written off or reduced to estimated net realizable value.

ERJ 135/140/145

Regional jet aircraft family composed of the ERJ 135, ERJ 140 and ERJ 145, certified to operate with 37, 44 and 50 seats, respectively. These aircraft share approximately 96% of common parts and components.

In July 2000, the Company introduced an executive jet: the Legacy. This aircraft is a derivative of the ERJ 135 and will be produced in two versions: executive and corporate shuttle. The Legacy received certification to operate commercially in Brazil on December 10, 2001.

As of March 31, 2002, the delivery and firm order position is as follows:

	Delivered	Firm orders
ERJ 135	89	32
EMB 135	10	26
ERJ 140	32	142
ERJ 145	410	160
EMB 145	2	-
Legacy	-	41

A modified platform of the ERJ 145 is in the development stage (EMB 145 AEW&C - Airborne Early Warning and Control aircraft, EMB 145 RS - Remote Sensing aircraft and EMB 145 MP - Marine Remote Sensing aircraft) for use by the Brazilian, Mexican and Greek governments. As of March 31, 2001, the Company had 15 firm orders for this aircraft.

The aircraft EMB 135 and EMB 145 are 145 family jets operated by clients other than regional airlines

EMBRAER 170 and EMBRAER 190

The Company is developing a new family of commercial jets composed of the EMBRAER 170 for 70 passengers, EMBRAER 175 for 78 passengers, EMBRAER 190 for 98 passengers and EMBRAER 195 for 108 passengers. As of March 31, 2002, the Company had 112 firm orders for this aircraft family.

The first model to reach full development is the EMBRAER 170; the prototype was officially introduced on October 29, 2001.

On February 19, 2002, the EMBRAER 170 made its first flight, initiating the certification and test flight campaign.

Research and development costs per aircraft, as of March 31, 2002, as well as the backlog, are presented below:

	In thousands of reais except for quantities in units	
	ERJ 135/ 140/145 (*)	EMBRAER 170/190
Deferred costs	569,968	294,747
Accumulated amortization	(382,547)	-
Net	187,421	294,747
Quantity of aircraft projected for the program at March 31, 2002	960	650
Quantity of aircraft at March 31, 2002:		
Delivered	543	-
Firm orders	401	112
Options with exercisable date in (unaudited):		
2002	89	-
2003	79	-
2004	113	10
2005	44	12
Thereafter	128	180
Total options	453	202
Total	1,397	314

(*) The quantity of aircraft includes the Legacy, EMB 135 and 145 backlog but does not include the EMB 145 AEW&C, EMB 145 RS and EMB 145 MP backlog.

7. LOANS

a. Composition

	Currency	Annual interest rate (%)	March 31, 2002	December 31, 2001
Foreign currency:				
Materials acquisition	U.S. dollar	LIBOR + 0.85 to 4.20	294,218	405,160
	Japanese yen	1.15 to 1.88	421,377	424,334
Export financing	U.S. dollar	LIBOR + 1.50	24,598	24,218
Advances on export sales contracts	U.S. dollar	4.95 to 6.50	293,513	510,564
Project development - FINEM	U.S. dollar	LIBOR + 3.00	33,375	35,641
Working capital	U.S. dollar/French franc/Euro	2.50 to 6.75	203,564	225,933
Resolution No. 63 (Central Bank)	U.S. dollar	1.42 to 4.90	-	47,047
Property and equipment additions	U.S. dollar	10.15 to 11.80	19,962	22,990
			1,290,607	1,695,887
Local currency:				
Project development - FINEM		TJLP plus 3.00 to 5.50	86,547	92,206
Property and equipment additions		TJLP plus 3.30 to 4.40	4,509	3,918
			91,056	96,124
Total debt			1,381,663	1,792,011
Less - Current maturities			849,599	1,223,081
Long-term portion			532,064	568,930

b. Long-term Maturities

Year	March 31, 2002	December 31, 2001
2003	166,585	201,913
2004	204,045	204,810
2005	95,057	95,384
2006	66,335	66,823
2007	42	-
	532,064	568,930

c. Currency Analysis

Total debt is denominated in the following currencies:

	Exchange rate at March 31, 2002 (Brazilian reais per foreign currency unit)	March 31, 2002	December 31, 2001
Brazilian real	1.000	91,056	96,124
U.S. dollar	2.3236	869,230	1,253,668
Euro	2.02603	-	17,885
Japanese yen	0.01752	421,377	424,334
		1,381,663	1,792,011

The exchange rate changes in relation to the Brazilian real were as follows:

	Increase (Decrease) March 31, (%) 2002	2001
U.S. dollar	0.14	10.55
Euro	(1.82)	3.25
Japanese yen	(1.06)	0.23

Total debt denominated in Brazilian reais is subject to monetary restatement based on the Brazilian long-term interest rate (TJLP).

The annualized increase in this index was as follows:

	% March 31, 2002	March 31, 2001
TJLP	10.00	9.25

The Company and its subsidiaries partially hedge their foreign currency liabilities. In the opinion of management, the Company's exposure to devaluation of the Brazilian real against other currencies is minimized by the substantial amount of sales revenues denominated in U.S. dollars.

d. Interest and Guarantees

The foreign currency financing outstanding at March 31, 2002 was subject to weighted average annual interest of 4.56% (4.89% at December 31, 2001) plus exchange variation; for local currency financing outstanding at March 31, 2002, the weighted average annual interest rate was 13.63% (13.63% at December 31, 2001).

The Company negotiated reductions in the spreads on loans from the BNDES from 4.5% for the FINEM line (a line of credit made available by BNDES to Brazilian corporations) and 6.5% for the import line, to 3% and 5.5% per year, respectively, and on the collateral, effective January 1, 1997. Because of these decreases, the Company pays fees to the BNDES of 0.35% on each ERJ 145 aircraft sold, limited to 420 aircraft sold between January 1, 1997 and December 31, 2005.

Collateral for part of these loans includes the pledge of property, machinery, equipment and inventories, in the amount of R$350,146. Of this amount, R$90,183 is related to a second mortgage on real estate.

8. ACCOUNTS PAYABLE

	March 31, 2002	December 31, 2001
Brazilian Air Force (a)	4,733	5,003
Insurance	4,107	6,708
Commercial rebates (b)	40,843	47,859
Pension plan contributions	1,492	1,622
Contributions from suppliers (c)	528,491	366,041
Customer credits (d)	57,887	54,911
Other	30,980	34,194
	668,533	516,338
Less- Current portion	133,659	144,257
Long-term portion	534,874	372,081

(a) Represents materials related to the delivery of AM-X aircraft.

(b) Refer to credits for spare parts to be given to customers.

(c) Funds received from suppliers in the development of the EMBRAER 170/190 programs. These liabilities are waived when certain requirements are met.

(d) Accruals to compensate customers for certain financing costs.

9. CUSTOMERS' ADVANCES

	March 31, 2002	December 31, 2001
Local currency	100,777	103,527
Foreign currency	982,806	1,025,573
	1,083,583	1,129,100
Less- Current portion	855,885	881,760
Long-term portion	227,698	247,340

The foreign currency advances are subject to exchange variation based on the U.S. dollar. Segregation between current and long-term portions is based on contractual terms to deliver the related aircraft.

10. TAXES AND SOCIAL CHARGES PAYABLE

a. Composition

	March 31, 2002	December 31, 2001
Refinanced taxes:		
INSS (social charges on payroll)	52,222	52,980
FNDE (education tax on payroll)	7,358	7,134
	59,580	60,114
Current taxes	390,070	292,613
	449,650	352,727
Less- Current portion	400,796	303,117
Long-term portion	48,854	49,610

As of March 31, 2002, the Company had obtained preliminary injunctions for the offset or recovery of past payments totaling R$ 301,182 (R$222,672 as of December 31, 2001), monetarily restated. The monetary restatement is recorded as financial expenses.

The outstanding balances of refinanced taxes as of March 31, 2002 are subject to monthly interest of 1%, added to the principal.

b. Maturities of Long-term Portion

Year	March 31, 2002	December 31, 2001
2003	3,462	4,688
2004	4,616	4,688
2005	4,616	4,688
2006	4,616	4,688
2007 to 2013	31,544	30,858
	48,854	49,610

11. ACCRUED LIABILITIES

	March 31, 2002	December 31, 2001
Accrued vacations	89,763	98,189
Accrued pension plan costs	6,241	8,916
Employee profit sharing	87,474	51,475
Product warranties	130,593	119,550
Product improvement (a)	100,770	100,349
Deferred State VAT and taxes on sales	6,298	6,112
Reserve for losses and contractual obligations	16,265	20,875
Technical assistance/training (b)	43,545	44,470
Contingencies (c)	28,196	28,692
Reserve for losses on hedge transactions	47,781	41,667
Other	19,385	16,715
	576,311	537,010
Less- Current portion	551,872	512,025
Long-term portion	24,439	24,985

(a) Amounts accrued to implement improvements in aircraft sold to meet contractual performance indices.

(b) Costs in connection with the contractual obligation to provide technical assistance and training of mechanics and airplane crews of customers.

(c) The reserve for contingencies is recorded based on the opinion of legal counsel, with regard to the expected outcome of all pending litigation.

The composition of the reserve for contingencies is as follows:

	March 31, 2002	December 31, 2001
Labor contingencies (a)	9,626	10,329
Import tax (b)	1,352	1,345
FUNDAF (c)	9,829	9,779
Tax contingencies (d)	7,389	7,239
	28,196	28,692

(a) The labor lawsuits are brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances, and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the union in June 1991 in the name of all employees of the Company in November 1990. The objective of the claim is to backdate to the months of November and December 1990 the salary increase granted by the Company in January and February 1991, through an agreement with the employees' union. As of March 31, 2002, 97% of current and former employees have agreed to settlements. The Company is currently attempting to settle this case with the employees who have not yet settled.

The total of the labor litigation mentioned above is approximately R$17,175. The processes are in various stages awaiting judgment. Based on opinions of the Company's legal counsel and on the success of certain rulings and negotiations which are expected to occur, the amount accrued is considered sufficient by management.

(b) Related to import duty and VAT (IPI) tax on imported materials for two flight simulators which must be exported to be exempt from such taxes. Due to default, by the customer, these products were exported after the previously established period. The tax authorities assessed the Company which is currently discussing the payment terms.

(c) Related to a tax entitled FUNDAF (Special Fund for Development and Improvement of Taxation), demanded by the Federal tax authorities on customs clearance of imported materials. In October 1999, the tax authorities assessed the Company which is currently challenging the legality of the tax.

(d) Deficiency notice from the Federal Revenue Department and social contributions which are being challenged due to their applicability, and nationalization taxes calculated based upon concessionary acts due in 2002.

In addition, the Company is involved in other legal proceedings, all of which arose in the ordinary course of business. In the opinion of management, none of these proceedings is expected to have a material adverse effect on the financial position or results of operations of the Company.

12. DIVIDENDS AND INTEREST ON CAPITAL

Under the terms of the Company's bylaws, shareholders of all types of shares are entitled to minimum dividends of 25% on net income for the year. Preferred shares do not have voting rights but are entitled to priority in the redemption of capital.

On March 19, 2002, the board of Directors approved the payment of dividends related to the second half of 2001, amounting to R$ 100,010 with payment starting on April 5, 2002.

Holders of preferred shares received 10% higher dividends than those attributed to common shares, at the rate of R$0.16662, in accordance with Brazilian law. Common shareholders received dividends at the rate of R$0.15147 per share.

On March 19, 2002, the Board of Directors approved the payment of interest on capital (starting April 15, 2002) for the first quarter of the current year in the amount of R$58,910 net of withholding income tax. This payment will be offset against compulsory dividends, and is subject to ratification at the annual shareholders' meeting that will approve the financial statements for the year to be ended December 31, 2002.

The interest on capital paid to holders of preferred shares was R$0,07271 per share and R$0,06610 per share, to holders of common shares.

The amounts above are net of withholding income tax, at a 15% rate.

13. SHAREHOLDERS' EQUITY

a. Capital

The Extraordinary Shareholders' Meeting held on March 1, 2002 approved a transfer of R$362,205 to capital from the reserve for investments and working capital, without issuance of shares and attributable to all shareholders.

Also, the same Extraordinary Shareholders' Meeting approved a transfer of R$342,295 to capital from the reserve for investments and working capital, with the issuance of 88,430,168 preferred shares, attributed to all holders of common and preferred shares, proportionally to their participation in capital at that date, at a ratio of 0.142106 preferred share per each common and preferred share.

At March 31, 2002, the Company's updated fully paid capital is represented by:

Classes of shares	Quantity	R$
Common shares	242,544,447	561,674
Special common share	1	-
Preferred shares	468,168,594	1,084,164
Total	710,713,042	1,645,838

a.1. Special Common Share - "Golden Share"

One special class share ("golden share") is held by the Brazilian Government. As holder of the golden share, the Brazilian Government is entitled to the same voting rights as the other holders of common shares. In addition, the golden share carries veto power over the following actions:

I - Change of the Company name and corporate purpose.

II - Change and use of Company logo.

III - Creation of or change in defense programs, which may or may not involve the Brazilian Government.

IV - Acceptance, for defense programs, of the technological qualifications of third parties.

V - Interruption of the supply of maintenance and spare parts for defense aircraft.

VI - Change in ownership control.

VII - Any change to the list of corporate actions over which the golden share carries veto power, to the structure and composition of the Board of Directors, and to the rights attributed to the golden share.

a.2. Composition of Shareholders

	Quantity				Total equity interest - %	
	Common		Preferred			
Shareholders	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	57,594,480	57,594,480	60,872,078	46,131,934	16.67	16.67
Fundação SISTEL de Seguridade Social	48,508,890	48,508,890	18,814,825	10,438,104	9.47	9.47
Cia. Bozano	48,509,220	48,509,220	25,703,912	16,469,975	10.44	10.44
Bozano Holdings, Ltd.	-	-	23,896,920	20,923,556	3.36	3.36
BNDES Participações S.A. - BNDESPAR	2,071,000	1,054,400	60,065,206	52,641,317	8.74	8.63
Dassault Aviation	13,744,186	13,744,186	1,953,132	-	2.21	2.21
Thomson CSF/Thales	13,744,186	13,744,186	1,953,132	-	2.21	2.21
EADS	13,744,186	13,744,186	1,953,132	-	2.21	2.21
SNECMA	7,276,332	7,276,332	1,034,010	-	1.17	1.17
Brazilian Government	3,514,388	3,514,388	499,415	-	0.56	0.56
Other	33,837,580	34,854,180	271,422,832	233,133,540	42.96	43.07
	242,544,448	242,544,448	468,168,594	379,738,426	100.00	100.00

b. Stock Options

The Special Shareholders' Meeting on April 17, 1998 approved a stock option plan for management and employees, including those of the subsidiaries, subject to restrictions based on continuous employment with the Company for at least two years. The Administration Committee, which was appointed by the Board of Directors on the same date, is responsible for defining the rules and managing the plan.

Under the terms of the plan, options for 25,000,000 preferred shares are authorized to be granted. At the end of the third and fourth years subsequent to the grant, the employees will have the right to exercise 30% of the option, respectively, and the remaining 40% at the end of the fifth year, if still employed by the Company on each date.

As of March 31, 2002, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 19,700,000 preferred shares, net of 300,000 shares which were forfeited, as the grantees are no longer employees of the Company.

Of this total, 22.9% equivalent to 4,515,000 preferred shares could be exercised starting May 31, 2001, and 3.0%, equivalent to 600,000 preferred shares, starting November 30, 2001.

In June and November 2001, 4,935,000 preferred shares were subscribed and paid, in the total amount of R$4,161.

Options are granted with an exercise price equal to the weighted average price of the Company's preferred shares traded on the BOVESPA (São Paulo Stock Exchange) in the 60 trading days prior to the grant date, increased or decreased by 30%, as defined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day period.

The plan terminates five years after the first grant. No amounts have been charged to expense for the options. Information regarding options granted to management and employees is shown in the following table:

	Shares
Available for grant as of April 17, 1998	25,000,000
Granted:	
1998	7,250,000
1999	5,300,000
2000	5,200,000
2001	1,950,000
Less- Canceled grant	300,000
Available for grant as of March 31, 2002	5,000,000

Status of Options as of March 31, 2002

Grant date	Exercise date	Maturity	Number of shares granted
May 1998	May 2001	May 2005	4,515,000
November 1998	November 2001	November 2005	600,000
May 1998 and 1999	May 2002	May 2005 and 2006	1,215,000
November 1998 and 1999	November 2002	November 2005 and 2006	1,625,000
May 1998, 1999 and 2000	May 2003	May 2005, 2006 and 2007	2,505,000
November 1998, 1999 and 2000	November 2003	November 2005, 2006 and 2007	1,700,000
May 1999 and 2000, 2001	May 2004	May 2006, 2007 and 2008	2,985,000
November 1999 and 2000	November 2004	November 2006 and 2007	1,075,000
May 2000, 2001	May 2005	May 2007 and 2008	2,180,000
November 2000	November 2005	November 2007	500,000
May 2001	May 2006	May 2008	800,000
		Total options granted	19,700,000

14. FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

As of March 31, 2002, the Company had the following financial instruments:

(a) Cash and Cash Equivalents, Trade Accounts Receivable, Other Current Assets and Accounts Payable--The carrying values of cash and cash equivalents, trade accounts receivable, other current assets and accounts payable approximate their fair value.

(b) Loans--Subject to interest at usual market rates, as set forth in Note 7. The estimated fair value was calculated based on the present value of future cash payments using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities. The estimated fair value for the loans, including short-term installments, is as follows:

	March 31, 2002	December 31, 2001
Book value	1,381,663	1,792,011
Fair value	1,372,882	1,774,306

(c) Financed Taxes--The conditions are similar to the usual terms for financed taxes and there are no material differences related to interest rates applicable to loans. The estimated fair value was calculated based on the present value of future cash payments using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities. The estimated fair value for the financed taxes, including short-term installments, is as follows:

	March 31, 2002	December 31, 2001
Book value	59,580	60,114
Fair value	39,622	32,188

(d) Derivatives--The derivative financial instruments held by the Company at March 31, 2002 consist of interest rates swaps and foreign currency forward contracts.

The debt swaps associated with Japanese yen denominated debt are designed to cover the future maturities of the Japanese yen denominated debt; consequently, the index contracted was the CDI (Interbank deposit rates). As of March 31, 2002, the principal amount of the debt swap was ¥3.2 billion. The swap was recorded at market value at the balance sheet date and unrealized losses of R$23,195 were recognized in income.

The debt swaps associated with U.S. dollar denominated debt are designed to cover the future maturities of the U.S. dollar denominated debt; consequently, the index contracted was the CDI. As of March 31, 2002, the principal amount of the debt swap was US$20.8 million. The swap was recorded at market value at the balance sheet date and unrealized losses of R$6,339 were recognized in income.

Foreign currency forward contracts and cross currency swaps were also entered into to cover the specific risk of import financing obtained in Japanese yen, converting the debt into U.S. dollars. As of March 31, 2002, the principal amount of this contract was ¥6.3 billion. The foreign currency forward contracts and cross currency swaps were recorded at market value at the balance sheet date and an unrealized loss of R$18,247 was recognized in income.

(e) Credit Risk--The Company may incur losses related to the sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously.

In relation to accounts receivable from sales of aircraft, the Company may have credit risks while the financing structure has not been completed. To minimize this risk, the Company works with the financial institutions, to facilitate the financing structuring.

To these possible losses, the Company recognized an allowance for doubtful accounts, considered sufficient by management to cover losses on realization.

(f) Interest Rate Risk--This risk is related to interest rate fluctuations which may cause the Company to incur increased financial expenses on its loans.

Hedge contracts were entered into to cover this risk on some operations and, in addition, the Company continuously monitors the market interest rates for the purpose of evaluating the possible need to contract new derivate transactions to protect against the risk of volatility in these rates.

As of March 31, 2002, the Company had R$1,381,663 in loans and borrowings for which the rates are summarized as follows:

	March 31, 2002	December 31, 2001
Foreign currency:		
Fixed interest	404,017	1,138,132
Floating rates (a)	886,590	557,755
	1.290.607	1.695.887
Local currency:		
Floating rates (b)	91,056	96,124

(a) LIBOR for US$ and Japanese yen.

(b) TJLP.

(g) Exchange Rate Risk--This risk is related to the possibility that the Company may incur losses due to fluctuations in exchange rates, leading to a reduction in amounts billed or an increase in loan amounts.

However, 98% of net sales for the year were denominated in U.S. dollars and this situation may continue for the next few years. The main strategy is to consider the sales in the foreign market as a natural hedge for the liabilities denominated in foreign currency.

An analysis of the amounts subject to exchange rate risk is based on a forecast of cash flows; eventual unmatched cases are managed individually and for funding in foreign currencies except U.S. dollars, derivative transactions were contracted, as described in item (d) above.

The following table shows the exposure by currency at end of March 31, 2002 and December 31, 2001, based on the book value of loans, cash and cash equivalents, without the effects of derivative operations:

	March 31, 2002	December 31, 2001
Loans:		
Brazilian real	91,056	96,124
U.S. dollar	869,230	1,253,668
French franc	-	-
Euro	-	17,885
Japanese yen	421,377	424,334
Total (1)	1,381,663	1,792,011
Cash and cash equivalents:		
Brazilian real	901,179	1,357,965
U.S. dollar	551,484	348,712
French franc	-	65
Euro	17,539	29,577
Australian dollar	926	2,799
Total (2)	1,471,128	1,739,118
Net exposure (1 - 2):		
Brazilian real	(810,123)	(1,261,841)
U.S. dollar	317,746	904,956
French franc	-	(65)
Euro	(17,539)	(11,692)
Australian dollar	(926)	(2,799)
Japanese yen	421,377	424,334

15. SUPPLEMENTARY RETIREMENT PLAN

a. Company

On June 26, 1998, the Board of Directors approved the implementation of the Embraer Supplementary Retirement Plan, with the Company initiating its contributions on July 1, 1998.

The plan is a private, defined-contribution plan where participation is optional; it is administered by a Brazilian pension fund administrator controlled by Banco do Brasil. Company contributions to the plan in 2002 and 2001 were R$2,623 and R$2,101, respectively.

b. Subsidiary

Embraer Aircraft Customer Services Inc. (was originally established by Embraer Aircraft Corporation - EAC), subsidiary of Embraer Aircraft Holding Inc - EAH, sponsors a defined benefit plan which includes a pension plan and a post-retirement medical plan.

The expected costs of providing post-retirement medical benefits to an employee and the employee's beneficiaries and covered dependents are accrued during the years that the employee renders the service.

The pension plan of Embraer Aircraft Corporation - EAC is accounted for in accordance with standards of the U.S. Financial Accounting Standards Board (FASB). Management is of the opinion that the accounting principles used by the subsidiary do not have significant differences in relation to CVM Instruction No. 371, issued on December 13, 2000.

For employees hired starting October 1, 2001, the supplementary pension plan changed from defined benefit to defined contribution.

The subsidiaries Indústria Aeronáutica Neiva S.A. - NEIVA, ELEB - Embraer Liebherr Equipamentos do Brasil S.A. and Embraer Aviation International - EAI have private supplementary retirement plans for their employees; the plans are the defined contribution type and participation by the employees is optional. During the first quarter of 2002, the subsidiaries contributed R$63, R$70 and R$317 to the plans, respectively (NEIVA - R$47, ELEB - R$79 and EAI - R$490 in the first quarter of 2001).

16. EMPLOYEE PROFIT SHARING

The Company has an employee profit sharing policy (PLR) linked to action plans and specific goals which are established and agreed at the beginning of each year. As of March 31, 2002, the Company recognized an accrual for profit sharing in the amount of R$15,078.

17. RESPONSIBILITIES AND COMMITMENTS

As a usual aviation industry practice in the worldwide market, the Company may eventually repurchase a number of aircraft. The price per aircraft of any required repurchase is less than the original sale price of the aircraft and less than management's current estimate of the market value of the aircraft type in future years (based on current third-party appraisals of the same type of aircraft). If the Company is required to repurchase all of the related aircraft under repurchase obligations, which covers the period from 2003 to 2007, the Company may be required to pay up to approximately US$500 million for these aircraft. Based on the Company's current estimates and third-party appraisals, management believes that any repurchased aircraft could be sold in the market without loss.

The Company is also subject to trade-in options for approximately 4.3% of the firm orders for regional jets, including aircraft which have already been delivered. These options provide that the repurchase price can be applied to the price of an upgraded model or any of the Company's other aircraft. The repurchase price is determined in the manner discussed above for regional jets and as a percentage of original purchase price for corporate jets. The Company may be required to accept trade-in options at repurchase prices that are above the then market price of the aircraft. The Company is unable to determine the extent of its financial exposure under these trade-in options, which may result in substantial losses in the event that the repurchase prices are above the then market price of the related aircraft.

The Company may also be called upon to directly or indirectly guarantee the minimum residual value of its aircraft, including aircraft that have already been delivered. These guarantees are provided to certain customers or for customer financing. In accordance with Company policy, this minimum residual value does not exceed the appraisal value of each aircraft delivered. The value of the guarantee typically ranges from 18% to 25% of the sales price in the 15th year after delivery. The Company is unable to determine the terms nor the extent of its financial exposure under these guarantees, which may result in substantial payments in the event that actual residual values of the related aircraft decline below the guaranteed levels.

18. INCOME AND SOCIAL CONTRIBUTION TAX CREDITS

As of March 31, 2002, the Company and its subsidiaries had tax loss carryforwards, for which there is no time limit for utilization, composed as follows:

Year	Income tax	Social contribution tax
1992	24,060	-
1993	18,049	11,791
1994	7,134	1,152
1995	4,276	3,450
1996	2,667	1,848
1997	3,131	2,913
1998	13	13
1999	81	81
2000	19	19
2001	33,226	-
	92,656	21,267

The components of deferred tax assets and liabilities as of March 31, 2002 and December 31, 2001 are as follows:

	March 31, 2002	December 31, 2001
Deferred tax assets on:		
Income tax losses	23,164	49,720
Social contribution tax losses	1,914	2,043
Valuation allowance	(10,858)	(11,729)
Effect of tax loss carryforwards, net	14,220	40,034
Temporary differences-		
Reserve for contingencies	3,660	4,500
Reserve for inventories	32,586	30,693
Reserve for losses on deferred charges	547	547
Accrual for product warranties	44,139	40,459
Accrual for losses on investment	3,241	3,019
Accrual for realization of VAT credits	6,342	5,992
Accrual for losses on contracts	5,530	7,098
Accrual for selling expenses	14,805	15,120
Accrued taxes, other than taxes on income	106,762	93,349
Accrual for product improvement	34,261	34,118
Pension accrual	3,123	3,119
Allowance for doubtful accounts	1,074	1,295
Accrued vacations	15,410	7,099
Reserve for losses on hedge transactions	16,245	14,167
Cost Plus Commission	6,165	-
Deferred tax on unrealized profit	6,706	8,783
Reserve for reduction to market value	10,986	15,520
Other	29,527	26,649
	341,109	311,527
Total asset	355,329	351,561
Deferred tax liabilities on:		
Temporary differences-		
Property, plant and equipment revaluation	(19,720)	(13,298)
Special monetary restatement - IPC index	(9,097)	(15,794)
Unremitted profits from foreign subsidiaries	(4,424)	(4,424)
Exchange variation	(241)	(320)
Contracts with government	(2,214)	(2,549)
Accelerated depreciation	(2,963)	(2,956)
Other	(743)	(255)
Total liability	(39,402)	(39,596)
Net deferred tax asset	315,927	311,965

The Company follows the policy of recognizing deferred tax assets on tax loss carryforwards when realization is probable, based on internal studies and projections. These studies indicate that the present amounts should be realized within three years.

The net deferred tax asset presented above is reflected in the financial statements as follows:

	March 31, 2002	December 31, 2001
Deferred income tax assets:		
Current	237,257	246,910
Noncurrent	118,072	104,651
	355,329	351,561
Deferred income tax liabilities:		
Current	(4,665)	(4,743)
Long-term	(34,737)	(34,853)
	(39,402)	(39,596)
	315,927	311,965

The composition of taxes on income included in the statements of income is as follows:

	March 31, 2002	December 31, 2001
Deferred tax asset:		
On loss carryforwards-		
Utilization for the year	(26,685)	(141,344)
Change in valuation allowance	871	(3,914)
	(25,814)	(145,258)
Temporary differences-		
Additions	29,776	108,140
Reversals	-	11,398
	29,776	119,538
Current taxes on income	(74,055)	(460,794)
Income tax expense	(70,093)	(486,514)

19. UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2002	December 31, 2001
Operating activities:		
Net income	176,360	218,723
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in unconsolidated subsidiary	(201)	-
Minority interest	1,274	1,338
Depreciation and amortization	37,042	44,039
Write-off of deferred charges	727	-
Net book value of permanent asset disposals	259	(18)
Interest on loans, tax installments and debentures	22,260	14,914
Net monetary and exchange variations	(2,431)	59,480
Monetary and exchange variations in consolidated subsidiaries	3,800	(15,411)
Provision for losses	1,203	14,055
Reversal of deferred income	-	(3)
Long-term deferred income and social contribution taxes	(3,962)	(8,754)
Provision for contingencies	(4)	(64)
Provision for doubtful credits	(202)	4,338
	236,125	332,637
Changes in current assets and liabilities-		
Accounts receivable	(255,158)	(168,308)
Inventories	78,523	(305,986)
Prepaid expenses	12,216	(1,941)
Recoverable taxes	(3,606)	(7,201)
Other receivables	18,184	(10,581)
Suppliers	16,535	425,771
Accrued taxes on income	98,585	21,712
Accrued liabilities	39,847	17,167
Customer advances	(25,875)	70,261
Taxes and social charges payable	(63,594)	(3,154)
Other	(10,612)	23,887
	(94,955)	61,627

	March 31, 2002	December 31, 2001
Changes in noncurrent assets and liabilities-		
Accounts receivable	43,553	(6,789)
Recoverable taxes	2,566	-
Other receivables	(16,473)	5,044
Prepaid expenses	1,064	-
Accounts payable	(34,900)	31,272
Customer advances	(19,642)	17,478
Accrued liabilities	(542)	596
Taxes payable	(1,127)	(1,097)
Other	(656)	243
	(26,157)	46,747
Net cash provided by operating activities	115,013	441,011
Investing activities-		
Sale of property, plant and equipment	11	78
Compulsory loans	5,478	(2,275)
Additions to property, plant and equipment	(44,677)	(43,901)
Additions to deferred charges	(65,109)	(46,904)
Net cash used in investing activities	(104,297)	(93,002)
Financing activities:		
Loans repaid	(740,119)	(881,392)
New loans obtained	324,998	815,742
Payment of refinanced taxes	(1,151)	(1,117)
Guarantee deposits	(3,535)	(6,689)
Dividends paid	194	(46,591)
Interest on capital	(56,786)	(33,853)
Grants from risk sharing suppliers	197,693	8,228
Net cash provided by (used in) financing activities	(278,706)	(145,672)
Net increase in cash and cash equivalents	(267,990)	202,337
Cash and cash equivalents, beginning of the period	1,739,118	2,325,579
Cash and cash equivalents, end of the period	1,471,128	2,527,916

* * * * * * * * * * * *

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

COMMENTS ON CONSOLIDATED PERFORMANCE

FOR THE QUARTERS ENDED MARCH 31, 2002 AND 2001

(Amounts in millions of Brazilian reais, unless otherwise indicated)

1. MANAGEMENT COMMENTS

Net Sales, Cost of Goods Sold and Gross Margin

The net sales for 1Q02 totaled R$ 1,328.3 million, 12.9% lower than the 1Q01 net sales of R$ 1,524.9 million. The decrease in Embraer's net sales during the period is a consequence of the reduction in aircraft deliveries to the regional market since September 2001.

30 aircraft of the ERJ 135/140/145 family were delivered in 1Q02, or 28.6% less aircraft than were delivered in the equivalent period of 2001. From January through March of 2002, 29 jets were delivered to the regional market, 18 ERJ 145, 10 ERJ 140 and one ERJ 135. In addition to the deliveries for the regional market, one jet was delivered to be used for the transport of authorities for the defense market. In 1Q01, 42 jets of the ERJ 135/140/145 family were delivered.

Net sales in 1Q02 were 10.1% lower than net sales in the 4Q01 of R$ 1,476.9 million, compared with an 11.8% reduction in deliveries of the ERJ 135/140/145 family. In 4Q01, a total of 34 aircraft were delivered. The decrease in aircraft deliveries reduction in aircraft during the period is a consequence of the deliveries reprogramming after September 2001 as well as the lower number of business days in 1Q02

Deliveries By Market	1Q01	2Q01	3Q01	4Q01	1Q02
Commercial					
ERJ 135	14	4	7	2	1
ERJ 145	28	39	22	15	18
ERJ 140	-		8	14	10
EMB 120		1	1	-	-
Corporate & Defense					
EMB 135	-	1	4	2	-
EMB 145	-	-	-	1	1
Total	42	45	42	34	30

In addition to deliveries of jets, the composition of net sales consolidates sales of spare parts and services and sales to the defense market. In 1Q02 the commercial aviation segment represented 88.2%, defense 5.9% and customer services 5.9% of total net sales.

Net Sales by segment	4th Quarter 2001		1st Quarter 2001		1st Quarter 2002	
	R$	%	R$	%	R$	%
Commercial Aviation	1,288.8	87.3	1,374.5	90.2	1,170.8	88.2
Defense Aviation	49.1	3.3	43.1	2.8	78.8	5.9
Corporate Aviation	71.3	4.8	-	-	-	-
Customer Services and Others	67.7	4.6	107.3	7.0	78.7	5.9
Total	1,476.9	100	1,524.9	100.0	1,328.3	100

The cost of goods sold (COGS) was R$ 825.9 million in 1Q02, or 10.9% below the R$ 927.2 million recorded in the same quarter of the prior year.

In 1Q02, the gross margin was 37.8%, compared with 39.2% recorded in 1Q01. The reduction in gross margin is a result of the impact of the exchange rate variation between the date of purchase of components and raw materials, generally imported and quoted in dollars, and the corresponding delivery dates of the aircraft. In 1Q01 the Real devalued by 10.5% against the Dollar, while during the quarter ended March 31, 2002, the dollar exchange rate remained practically stable.

The 1Q02 gross margin compared to the 4Q01 of 35.1%, presented an increase of 2.7% even considering the accounting revision started in 2002.

Administrative and Selling Expenses

Administrative and selling expenses were R$ 177.4 million in 1Q02, 15.9% higher than the R$ 153.0 million recorded in 1Q01.

Selling expenses decreased 2.4% from R$ 116.1 million in 1Q01 to R$ 113.3 million in the equivalent period of 2002. The reduction in selling expenses is a consequence of the reduction in aircraft deliveries since September 2001, as theses expenses also include the presales and after-sales support for the ERJ 135/140/145 regional jet family.

Administrative expenses in 1Q02 totaled R$ 64.1 million. In order to improve its accounting procedures and tax efficiency, as from 2002 Embraer revised the classification of certain expenses that up to 2001 were classified as costs of goods sold (COGS), and as from 2002 were classified as administrative expenses. This revision in the 1Q02 represented an additional R$ 18.0 million referring to expenses related to the information technology structure and other several supports. If the Company had not made this revision, administrative expenses in 1Q02 would have totaled R$ 46.1 million, compared with R$ 36.9 million in 1Q01 and R$ 53.7 million in 4Q01.

Other Operating Income (Expenses), Net

Other net operating expenses were R$ 45.2 million in 1Q02, compared to an expense of R$ 13.0 million in the same period of the prior year. During 1Q02, Embraer recognized expenses totaling R$ 19.2 million related with the joint definition phase cost of the EMBRAER 190 program, R$ 12.2 million related with research and development not applied to specific projects, R$ 7.7 million related with pre-operating expenses for the e-market place - AEROChain® and R$ 2.2 million for the pre operational cost of Gavião Peixoto.

Profit-Sharing

The Variable Remuneration Program, in which employee profit sharing is established according to a performance appraisal of each employee/team, and linked to income from operations and the distribution of dividends to Embraer shareholders. As a result, the provision of R$ 15.1 million made in 1Q02 was based on the distribution of interest on shareholders' equity during the period and it is subject to the achievements of targets established at the beginning of the year.

Income from Operations before Financial Income (Expenses)

In 1Q02, the income from operations before financial income (expenses) including employee profit sharing and equity in unconsolidated subsidiary was R$ 265.0 million, lower than the R$ 421.3 million in the equivalent period of 2001. As a result, Embraer achieved operating margins of 20.0% and 27.6% respectively.

Comparing the operating income for 1Q02 with the 4Q01 figure of R$ 294.8 million, this represented a 10.1% decrease, in line with the reduction in net sales over the period. The operating margin for the period remained stable at 20.0%.

EBITDA

EBITDA - Earnings before interest, taxes, depreciation and amortization in 1Q02 were R$ 302.0 million, representing a 22.7% margin on net sales compared with R$ 465.3 million for 1Q01 and an EBITDA margin of 30.5%. The EBITDA margin for 1Q01 was strongly impacted by the 10.5% devaluation of the Real during that quarter.

EBITDA in 4Q01 was R$ 327.9 million, slightly higher than the EBITDA for 1Q02, but the EBITDA margin remained in line over the period.

Financial Income (Expenses), Net

In 1Q02, Embraer's net financial income was R$ 7.8 million, excluding the distribution of interest on shareholders' equity to Company shareholders and monetary and exchange variations, was lower than the revenue of R$ 46.6 million in the 1Q01 and R$ 34.4 million in the 4Q01, as a function of the reduction in cash availability vestments as from September 2001 (see "Financial Management").

Net monetary and exchange variations decreased from an expense of R$ 160.4 million in 1Q01 to an expense of R$ 24.7 million in the equivalent period of 2002. This result is due to a 10.5 % devaluation of the Real against the Dollar in 1Q01, while the Real remained practically stable during the quarter ended March 31, 2002.

Non-Operating Income (Expense), Net

In 1Q02, net non-operating expenses totaled R$ 0.4 million compared with an expense of R$ 5.1 million in 1Q01.

Income Tax

In 1Q02, the provision for income tax and social contribution totaled R$ 70.1 million, equivalent to 28.2% of pretax income, compared with the R$ 82.3 million for the equivalent period of the prior year. The reason for this decrease is related with the lower pre-tax income in the 1Q02.

Net Income

Finally, Embraer's net income in 1Q02 of R$ 176.4 million was 19.4% lower than net income for the equivalent period of 2001 of R$ 218.7 million. The net margin in 1Q02 was 13.3%, compared with the 14.3% margin obtained in the equivalent period of 2001.

Financial Management

As of March 31, 2002 the Embraer cash position totaled R$ 1,471.1 million. On the same date total indebtedness was R$ 1,381.7, of which R$ 1,290.6 million, equivalent to 93.4% of total indebtedness, is denominated in foreign currency and R$ 532.1 million corresponds to long-term debt. At year-end the Company had a net cash position of R$ 89.4 million.

Balance sheet and other data	December 31 2001		March 31 2002	
	R$	US$	R$	US$
Cash and cash equivalents	1,739.1	749.5	1,471.1	633.1
Accounts receivable - total	1,558.4	671.6	1,770.0	761.7
Inventories	2,371.1	1,021.8	2,292.6	986.6
Total assets	7,726.2	3,329.7	7,634.2	3,285.5
Bank debt	1,792.0	772.3	1,381.7	594.6
Total liabilities	7,726.2	3,329.7	7,634.2	3,285.5
Net cash (debt)	(52.9)	(22.8)	89.4	38.5
Shareholders' equity	2,456.9	1,058.8	2,576.6	1,108.9

The increase in the net cash position between December 31 and the end of 1Q02 is principally due to contributions made by the risk sharing partners of the EMBRAER 170/190 program for the development of this new jet family. Over the period R$ 197.7 million was received, and posted under the company's accounts payable. These contributions prove the achievements of the program development, as well as the commitment of the industrial partners.

Another factor that contributed to the increase in Embraer's net cash position was the reduction in inventories. The reprogramming of aircraft deliveries as from September 2001 increased the inventories. However negotiations with suppliers, given the flexibility and spirit of partnership of the existing contracts, allowed inventories to be consumed as from the 1st quarter of this year. Therefore on December 31, 2001, inventories totaled R$ 2,371.1 million, decreasing to R$ 2,292.6 million by March 31, 2002, corresponding to a R$ 78.5 million reduction over the period.

Since September 2001, Embraer supported some aircraft deliveries to certain clients that were concluding their financing agreements. Of total accounts receivable on March 31, 2002, R$ 1,487.6 million is related with these deliveries. The restructuring process has now been concluded and the Company will begin settling accounts receivable as from May 21, 2002.

Investments in R&D and Productivity

Research and Development (R&D)

In 1Q02, R$ 65.1 million (equivalent to US$ 27.4 million) was invested in development of new products, including principally development of the new EMBRAER 170/190 jet family, and also in the maintenance and improvement of existing models.

Productivity and Improvements in Industrial Capacity

In 1Q02, R$ 44,7 million (equivalent to US$ 18.8 million) was invested in improving the company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment.

* * * * * * * * * * * * *

L0833.DOC

EXHIBIT 2

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

NOTICE

At a meeting held on May 10, 2002, the Board of Directors of Embraer – Empresa Brasileira de Aeronáutica S.A. (the "Company") approved a proposal to engage Deloitte Touche Tohmatsu as the Company's auditors, replacing Arthur Andersen S/C. The decision was based upon a desire to maintain the continuity of the Company's auditing procedures by remaining with the Company's audit team, which has moved to Deloitte Touche Tomahtsu as part of a planned integration of the Brazilian firms of Arthur Andersen S/C and Deloitte Touche Tohmatsu.

São José dos Campos, May 13, 2002

ANTONIO LUIZ PIZARRO MANSO
Executive Vice-President Corporate & CFO